March 22, 2005



Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C.  20549

     RE:  Patriot Transportation Holding, Inc.
          Form 10-K for the year ended September 30, 2004
          Form 10-Q for the quarter ended December 31, 2004
          Commission File #: 000-17554

Dear Ms. Cvrkel:

     Thank you for your correspondence dated March 18, 2005.
We appreciate your assistance with compliance with the applicable disclosure requirements.

      Our responses to your comments are set forth below and have been keyed to your comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Schedule II.  Valuation and Qualifying Accounts
------------------------------------------------

  1. We note from your response to comment 3 that the reason the accrued balances at the beginning of 2003 and 2004 were significantly less than the expenses in the following years was due to insurance premiums. Based upon your response, it appears that insurance premiums expenses are not being included in your accruals. Please explain why.

     COMPANY RESPONSE: Insurance premiums are not included in the accrued balances at the beginning of 2003 or 2004. However, insurance premiums are included in the columns "Additions Charged to Costs and Expenses" and "Deductions". The Company's risk insurance policies run from October 1 through September 30. All premiums are paid and expensed within each fiscal


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     year so there is   no  beginning  or  ending  accrual  for
     insurance premiums.   The following schedule should help
     clarify my response:



                       Balance at   Additions   Additions     Deductions  Balance at
                       Beginning    Charged to  Charged to    And         End
                       of Year      Expenses    Other Accts   Payments    of Year

YEAR ENDING 9/30/04:

Claims                 6,779,345    3,562,400                 3,688,088   6,653,657
Premiums                       0    4,406,016                 4,406,016           0
                       ---------    ---------   ---------     ---------   ---------
Accrued Risk Insurance 6,779,345    7,968,416                 8,094,104   6,653,657



YEAR ENDED 9/30/2003:

Claims                 6,326,406    4,151,065                 3,698,126   6,779,345
Premiums                       0    3,838,509                 3,838,509           0
                       ---------    ---------   ---------     ---------   ---------
Accrued Risk Insurance 6,326,406    7,989,574                 7,536,635   6,779,345



The Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments and changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any comments or questions regarding our responses, please contact me at the above-listed address or by telephone at (904) 396-5733 Ext. 3100.

                                   Sincerely,

                                   /s/ Ray M. Van Landingham

                                   Ray M. Van Landingham
                                   Vice President and
                                   Chief Financial Officer

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